Exhibit 99.1

B Communications FILES ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2019

april 23, 2020

TEL AVIV, Israel, April 23, 2020 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F, which contains B Communications’ audited financial statements, can be accessed at the SEC’s website at http://www.sec.gov, as well as via the Company’s investor relations website at bcommunications.co.i/edgar-filings.

The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to Yuval Snir, Investor Relations Manager, at +972-58-7004000 or yuval@bcomm.col.il.

About B Communications industry. Its shares are traded on the Nasdaq and the Tel-Aviv Stock Exchange under the symbol BCOM. B Communications sole asset is its controlling interest (approximately 26.34%) in Bezeq (TASE:BZEQ), Israel’s leading telecommunications service provider.

B Communications is an Israeli corporation focused on the telecommunications Established in 1984, Bezeq has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; cloud and digital services; satellite and Internet based multi-channel TV; and corporate networks.

Media Contact

Yuval Snir

Investor Relations Manager

IL: +972-58-7004000

yuval@bcomm.co.il